SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated May 30, 2003

Commission File Number 333-100683

BARAN GROUP LTD.
(Translation of Registrant's name into English)

Baran House
8 Omarim St. Industrial Park
Omer 84965
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 40-F ☐	Form 20-F ☒

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

No ☒	Yes ☐

BARAN GROUP LTD.
Form 6-K

BARAN GROUP LTD.

BARAN GROUP LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

Convenience translation from adjusted NIS into thousands of U.S. dollars

	December 31, 2002	March 31, 2003
	Audited	(Unaudited)
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	19,784	13,015
Short-term investments	19,203	14,023
Accounts receivable:
Trade and income receivable	56,333	53,661
Other	10,210	10,612
Inventories	2,013	4,176

T o t a l curent assets	107,543	95,487

INVESTMENTS LOANS AND LONG-TERM RECEIVABLES:
Investments in associated companies	5,877	5,892
Other investments loans and long-term receivable	6,106	6,294
Deferred income taxes	341	311

	12,324	12,497

LAND AND BUILDINGS FOR LEASE:
Cost	15,142	15,211
L e s s - accumulated depreciation and amortization	1,617	1,715

	13,525	13,496

FIXED ASSETS:
Cost	32,232	32,877
L e s s - accumulated depreciation	16,412	17,208

	15,820	15,669

GOODWILL, net of accumulated amortization	21,313	20,777
OTHER INTANGIBLE ASSETS,
net of accumulated amortization	1,315	1,176

	171,840	159,102

BARAN GROUP LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

Convenience translation from adjusted NIS into thousands of U.S. dollars

	December 31, 2002	March 31, 2003
	Audited	(Unaudited)
Liabilities and shareholders' equity
CURRENT LIABILITIES:
Short-term bank credit and bank loans	21,727	25,213
Accounts payable and accruals:
Trade	21,287	15,503
Other	34,116	27,770

T o t a l current liabilities	77,130	68,486

LONG-TERM LIABILITIES:
Liability for employee rights upon retirement,
net of amount funded	1,256	988
Bank loans net of current maturities	35,881	30,938
Capital notes issued to minority shareholders	2,399	2,566
of a Subsidiary, net
Deferred income taxes	11	8

T o t a l long-term liabilities	39,547	34,500

T o t a l liabilities	116,677	102,986

MINORITY INTERESTS	1,963	2,180

SHAREHOLDERS' EQUITY
Share capital - ordinary shares of	3,276	3,276
adjusted NIS 1 par value
Capital surplus	15,525	15,525
Differences from translation of foreign
currency financial
statements of subsidiaries	(37)	32
Retained earnings	35,673	36,340
Cost of Company shares held by the
Company and its subsidiaries	(1,237)	(1,237)

T o t a l shareholders' equity	53,200	53,936

T o t a l liabilities and shareholders' equity	171,840	159,102

BARAN GROUP LTD.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE 3 MONTH PERIOD ENDED MARCH 31, 2003

IN U.S. DOLLARS

(Unaudited)

	Convenience translation from adjusted NIS into thousands of U.S. dollars
	Three months period ended March 31,
REVENUES:	2002	2003
Construction projects and services	42,404	25,565
Sale of products	8,507	11,231
Lease of buildings	313	429
Management fees	276	231

T o t a l revenues	51,500	37,456
COST OF REVENUES:
Construction projects and services	35,398	20,894
Sale of products	7,679	10,499
Lease of buildings	92	145

T o t a l cost of	43,169	31,538
GROSS PROFIT	8,331	5,918
RESEARCH AND DEVELOPMENT EXPENSES	594	170
SELLING, MARKETING, GENERAL AND ADMINISTRATIVE
EXPENSES, net:
Selling and marketing, net	689	1,232
General and administrative	3,277	3,609

OPERATING INCOME	3,771	907
FINANCIAL EXPENSES, net	(470)	(157)
OTHER INCOME , net	296	308
INCOME BEFORE TAXES ON INCOME	3,597	1,058
TAXES ON INCOME	1,476	656

INCOME AFTER TAXES ON INCOME	2,121	402
SHARE IN PROFITS OF ASSOCIATED COMPANIES, net	38	187
MINORITY INTERESTS IN LOSSES OF SUBSIDIARIES, net	139	78

NET INCOME FOR THE PERIOD	2,298	667

EARNINGS PER SHARE - basic and diluted	0.29	0.08

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING -
in thousands	7,810	8,143

BARAN GROUP LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE 3 MONTH PERIOD ENDED MARCH 31, 2003

(Unaudited)

	Convenience translation from adjusted NIS into thousands of U.S. dollars
	Three months ended March 31,
	2002	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	2,298	667

Adjustments to reconcile net income to net cash
provided by operating activities:
Income and expenses not involving cash flows:	(15,032)	(11,067)

Net cash used in operating activities	(12,734)	(10,400)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(933)	(779)
Other investments acquired	(31)
companies consolidated and proportionally
consolidated in previous years		79
Proceeds from sale of fixed assets	103	177
Decrease (increase) in short-term deposits, net	(21,063)	4
Sale (purchase) of short-term marketable securities - net	(4)	5,310
Grant of long-term loan		(247)

Net cash used in investing activities	(21,928)	4,544

Brought forward
CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term bank loans received	31,408	80
Repayment of long-term bank loans	(445)	(4,332)
Short-term bank credit - net	3,878	3,399
Short-term bank loans - net	(292)

Net cash provided by (used in) financing activities	34,549	(853)

TRANSLATION DIFFERENCES ON CASH
BALANCES OF SUBSIDIARIES OPERATING
INDEPENDENTLY		(60)

DECREASE IN CASH AND CASH
EQUIVALENTS	(113)	(6,769)
BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD	47,907	19,784

BALANCE OF CASH AND CASH
EQUIVALENTS AT END OF PERIOD	47,794	13,015

Note 1- Basis of presentation:
The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial condition and results of operation of Baran Group Ltd. (the “Company” or “Baran”). The consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements included in the Company’s report on Form 20-F for the year ended December 31, 2002, as filed with the Securities and Exchange Commission. The results of operations for the three months ended March 31, 2003 are not necessarily indicative of the results that could be expected for the entire fiscal year.

The financial statements are conveniently translated into U.S. dollars. The adjusted NIS figures at March 31, 2003 translated into dollars using representative exchange rate of the dollar at March 31, 2003 ($1 = NIS 4.687). The translation was made solely for convenience. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into dollars.

Note 2- Earning Per Share
Earning per share- which is computed in accordance with the Israeli GAAP has been determined on the basis of the weighted average number of shares outstanding during the three months ended March 31, 2003 net of the weighted average number of shares held by the Company and its subsidiaries.

In the three months ended March, 31 2002 and the three months ended March, 31 2003 financial statements, the basic and diluted earning per share are not presented separately, since there is no difference in their computing.

Note 3- Financial information by divisional classification
Baran in 2003 operates in a structure of five divisions. Each division’s relative contribution to the aggregate revenues of Baran during the year 2002, the three months ended March 31, 2002 and 2003 was as follows:

Division	3.2002*	2002*	3.2003*

Communications Division	27%	31%	33%
Civil Engineering Division	5%	12%	13%
Industry Division	27%	20%	18%
Semiconductors Division	22%	14%	2%
Technologies and Services Division	19%	23%	34%

Total	100%	100%	100%

(*)The relative contribution ascribed to each division during these years is estimated, based on the assumption that the divisional structure of Baran during the year 2002 is similar to the divisional structure in the year of 2003.

(*)   The figures in this table represent the Company’s exclusive share in both the Company’s subsidiaries and affiliated companies revenues.

Note 4- Financial information by geographical areas

Geographical breakdown of Baran’s revenues.

Division	3.2002	2002	3.2003

Israel	76%	71%	75%
Europe	23%	21%	7%
USA	1%	4%	15%
The rest of the world	*	4%	3%

Total	100%	100%	100%

(*)   Less than 1%.

Baran’s management adopted a strategic policy to expand the group’s global activities. This policy has been implemented, among other things, through the merger completed on November 2002, between Baran’s subsidiary and o2wireless Solutions Inc., the acquisition in September 2001 of Westmontage Kable und Netzwerk GmbH and the establishment in March 2002 of Baran Raviv Telecom (Thailand) Ltd.. This worldwide expansion has occurred within Communications division’s field of operation.

Baran believes there is substantial potential for growth of its business outside of Israel. In the recent years Baran has taken steps to expend its activities outside of Israel. Today, Baran is a worldwide company, which renders services in Asia, Europe, Africa and North America. Baran intends to continue in expanding its operations and revenues outside Israel.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis should be read in conjunction with the consolidated financial statements, the related notes to the consolidated financial statements and the Operating and Financial Review and prospects included in Baran’s Annual Report on form 20-F for the fiscal year ended December 31, 2002 and the unaudited interim condensed consolidated financial statements contained in this Report on form 6-K and the related notes to such unauidited interim condensed consolidated financial statements.

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This Form 6-K contains such “forward-looking statements”. These statements may be made directly in this Form 6-K referring to Baran and it may also be made a part of this Form 6-K by reference to other documents filed with the Securities and Exchange Commission by Baran Group Ltd. ,which is known as “incorporation by reference”. These statements may include statements regarding the future events. Words such as “anticipate,” “estimate”, “expects”, “projects”,“intends”, “plans”, “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Baran Group Ltd. is under no obligation, and each expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Results of Operations

Comparison of Three Months Ended March 31, 2002 to Three Months Ended March 31, 2003

Revenues.     Revenues decreased by 27% to $ 37.5 million in the three months ended March 31, 2003, from $ 51.5 million in the three months ended March 31, 2002. The decrease in the Company’s revenues is directly influenced by the local and worldwide recession and economic slow down. A considerable decrease in revenues occurred in the Semiconductors and Industry divisions. Due to that at the end of 2002, a large-scaled semiconductor project had come to final stages, which are characterized by decrease in revenues as opposed to increase in expenses and allowances for the completion of the project. As well as the completion of the Beit — Dagan project and additional other large scaled projects within the Industry division.

Cost of revenues.     Cost of revenues decreased by 27% to $31.5 million in the three months ended March 31, 2003 from $ 43.2 million in the three months ended March 31, 2002. This decrease was primarily due to the large turnkey projects performed by the group, which had come to the final stages, as was mentioned in the Revenues paragraph.

Gross profit.     Gross profit in the year ended 2002 was 15%, in the three months ended March 31, 2002 it was 16%, the same as in the three months ended March 31, 2003 In spite of the decline in the Company’s overall profitability, the Company succeeds in maintaining a stable gross profit rate.

Research and development, selling and marketing, general and administrative expenses.     Research and development expenses decreased by 71% to $ 0.2 million in the three months ended March 31, 2002 from $ 0.6 million in three months ended March 31, 2002.
Selling and marketing expenses increased by 79% to $ 1.2 million in the three months ended March 31, 2003 from $ 0.7 million in the three months ended March 31, 2002. General and administrative expenses increased by 10% to $ 3.6 million in the three months ended March 31, 2003 from $ 3.3 million in the three months ended March 31, 2002.
The operating income decrease by 76% to $1 million in the three months ended March 31, 2003 from $ 3.8 million in the three months ended March 31, 2002.

This decrease in the operating income is primarily attributable to a significant increase in the abovementioned expenses, which was resulted from the reduction of o2wireless’s goodwill, consequent to the merger between Baran Telecom Inc. and o2Wireless on November, 2002. Moreover, since the completion of the merger and the registration of Baran’s shares in the Nasdaq, Baran incurred the general and administrative expenses of o2Wireless as well as additional expenses relate to the conformity with Securities and Exchange Commission requirements.
Expenses relating to research, development and marketing of Mobipower Ltd. (formerly known as T.P.S. Teleparking Systems Ltd.) increased in the three months ended March, 31 2003 comparing to the respective period in 2002, among other reasons due to the acquisition of Mobipower BV.
Additional increase occurred in the selling and marketing expenses, due to the Company’s endeavors to expand its international activities.

Net financing income.        Net financing income decreased by 66% to $ 0.16 million in the three months ended March 31, 2003 from $ 0.47 million in the three months ended March 31, 2002. This decrease was primarily due to decline in the purchasing power of the NIS, resulting from increases in the Israeli Consumer Price Index and the devaluation of the NIS in relation to the U.S. dollar as well as due to considerable increase in the use of external financing by the Company for various activities such as acquisitions, real estate development and other projects and ongoing activities.

Tax rate.     The rate of tax for the three months ended March, 31 2003 increased to 62% from 41% in the three months ended March, 31 2002 primarily due to the reduction of o2wireless’s goodwill, consequent to the merger between Baran Telecom Inc. and o2Wireless on November, 2002, which are not taxable. Moreover, the higher tax rate in the three months ended March 31, 2003 is due to the inability to offset losses of certain subsidiaries of Baran (mainly Mobipower Ltd.) against profits generate from other subsidiaries, in the Baran’s consolidated financial statements, which includes both profitable and non profitable subsidiaries.

Critical Accounting Policies

        The preparation of Baran’s financial statements in conformity with accounting principles generally accepted in Israel requires management to make estimates and assumptions that in certain circumstances affect amounts reported in the accompanying consolidated financial statements. Baran bases its judgments on its experience and various other assumptions that it believes to be reasonable under the circumstances. Please refer to note 1 of Baran’s financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2002 for a summary of Baran’s significant accounting policies as well as to the critical accounting policies included in the abovementioned report.

Liquidity and Capital Resources

        Although Baran’s cash flow from current operation improved compared to the respective period in the year of 2002, it was still negative and stands on ($ 10.4) million in the three months ended March 31, 2003 compared to ($ 12.7) million in the three months ended March 31, 2002.

The decline in the cash flow was influenced by few activities, which parts of them are temporary:

•	A temporary incline in the Company's reserves at the end of the three months ended March 31, 2003 and an increase in certain activities, (mainly in the Technologies and Services division) which have been financed using credit facilities.
•	Completion of payments to the Semiconductors Division's suppliers.
•	A delay in payment of a customer within the Communications Division, the payment has been already received however subsequent to March 31, 2003 (for additional information see paragraph "Subsequent Event").
•	The activity of Baran's other divisions have been balanced throughout the three months ended March 31, 2003.

The Company’s management has taken considerable measures in order to maintain an appropriate cash flow, to the Company’s activity.

Subsequent Events

        During April 2003, the Communications Division has settled open and/or disputed issues with Nokia, relating to the discontinuance of the cellular communication infrastructure erection project in Germany, as was mentioned Baran’s Annual Report for the year ended December 31, 2002.
As part of the settlement reached between the parties, Nokia paid a sum of Euro 12 million to the Company’s subsidiary in Germany. This amount will be presented (and influence) in the statements of cash flow of the three months to be ended on June, 30, 2003. Additional, as part of the settlement the Company’s German subsidiary received a warehouse and a supply of equipment.
The settlement was reached to both parties satisfaction and completed by the financial aspect, the costumer’s contentment from the Company’s operation in the project.

Quantitative and Qualitative Disclosures about Market Risks

Reference is made to the “Quantitative and Qualitative Disclosures about Market Risks” section (Item 11) in Baran’s Annual Report on Form 20-F for the year ended December 31, 2002.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARAN GROUP LTD. By: /s/ Sasson Shilo —————————————— Chief Financial Officer

Date: May 30, 2003